SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CAAS Rua da Quitanda, 196, Edifício Mário Bhering. CEP:20.091-005, Centro, Rio de Janeiro-RJ Extrato da Ata da 051ª RCGPE, de 27.05.2020.

CERTIFICATE

EXTRACT FROM THE MINUTES OF THE FIFTY-FIRST MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

It is hereby certified, for the appropriate purposes, that on May 27, 2020, the Eletrobras Management, People and Eligibility Committee - CGPE held its fifty-first meeting, having participated, by videoconference, as members, the Board member and Coordinator MARCELO DE SIQUEIRA FREITAS (MSF), the member RUY FLAKS SCHNEIDER (RFS) and the member VICENTE FALCONI CAMPOS (VFC). There was no record of absences. The meeting was attended by the Governance Secretary of the Board of Directors, BRUNO KLAPPER LOPES. OPINION ABOUT ELIGIBILITY: The members of the Management, People and Eligibility Committee, in the use of their legal attributions, and with support in articles 14 and 64, paragraph 1, of Decree nº 8.945/16, and in Circular Letter nº 842/16-MP, cast their votes based on the support material made available, having unanimously expressed their opinion, and exclusively from the perspective of legal investiture requirements, on the eligibility of the following appointments:

a)   Eletronet – Appointment to the Board of Directors RES 231, dated 05.04.2020.

✓  Paulo César Coutinho – Effective Board of Directors member.

b)   Norte Energia S.A. and Lajeado Energia S.A. – Appointments to the Board of Directors. RES 232, dated 05.04.2020.

✓  José Roberto Bueno Junior – Effective Board of Directors member of Norte Energia S.A.;

✓  José Roberto Bueno Junior – Effective Board of Directors member of Lajeado Energia S.A.

c)    SPE Belo Monte Transmissora de Energia S.A. (BMTE) – Appointments to the Board of Directors. RES 233, dated 05.05.2020.

✓  Márcio Szechtman - Effective Board of Directors member;

✓  Fernando Simões Cardoso - Alternate Board of Directors member.

d)   SPE Rouar S.A. - Appointment to the Board of Directors. RES 236, dated 05.04.2020.

✓  Victor Magalhães Feleppa – Effective Board of Directors member.

e)   SPE Amapari Energia S.A. – Appointment to Technical Officer. RES 249, dated 05.11.2020.

✓  Antonio Amorim Barra – Technical Officer.

f)    Equatorial Maranhão - Appointment to the Board of Directors. RES 250, dated 05.11.2020.

✓  Edvaldo Luís Risso – Effective Board of Directors member.

g)   Empresas Eletrobras and SPEs – Appoitments of National Treasury to the Fiscal Councils. RES 299, dated 05.25.2020.

✓  Amazonas GT: Rodrigo Guanaes Cavalcanti – Alternate member;

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CAAS Rua da Quitanda, 196, Edifício Mário Bhering. CEP:20.091-005, Centro, Rio de Janeiro-RJ Extrato da Ata da 051ª RCGPE, de 27.05.2020.

✓  CGT Eletrosul: Krisjanis Figueiroa Bakuzis – effective member; Artur Henrique Da Silva Santos – alternate member;

✓  CHESF: Henrique Alves Santos – effective member; Lucas Vieira Matias – alternate member;

✓  Eletrobras: Eduardo Coutinho Guerra – effective member; Marcelo Senna Valle Pioto – alternate member;

✓  ELETRONUCLEAR: Bruno Batista Melin – alternate member;

✓  Furnas: Rafael Souza Pena – alternate member;

✓  BRASIL VENTOS ENERGIA S/A (public SPE): Luisa Helena Freitas de Sá Cavalcante – effctive member; William Louzada Macedo Neto – alternate member;

✓  COMPLEXO EÓLICO FORTIM (public SPE): Leonardo Da Silva Guimarães Martins Da Costa – effective member.

h)   SPE Energética Águas da Pedra S.A. – Appointment to Technical Officer. RES 252, dated 05.11.2020.

✓  Antonio Amorim Barra – Techncial Officer.

i)     CEPEL – Centro de Pesquisas de Energia Elétrica – Appointment to the General Officer and Laboratories and Experimental Research Officer. RES 256, dated 05.11.2020.

✓  Amilcar Gonçalves Guerreiro – General Officer (reappointment);

✓  Orsino Borges de Oliveira Filho - Laboratories and Experimental Research Officer (reappointment).

j)    SPE Complexo Eólico Campos Neutrais – Appointment to the Board of Directors. RES 274, dated 05.18.2020.

✓  Frederico Pinto Eccard – Alternate Board of Directors member.

✓  Júlio César Estruc V. dos Santos – Effective Fiscal Council member (awaiting release of the Chief of Staff Office).

➢  Note: The eligibility opinion on the candidate Júlio César Estruc V. dos Santos is subject to the approval of this nomination by the Chief of Staff Office.

k)   SPE Energia Sustentável do Brasil S.A. (ESBR) – Appointment to the Board of Directors. RES 276, dated 05.18.2020.

✓  Marisete Fátima Dadald Pereira – Effective Board of Directors member.

l)     Empresas Eletrobras and SPEs – Appointments of National Treasury to the Fiscal Councils. RES 279, dated 05.18.2020.

✓  Amazonas GT: Alberto Cardoso – Effective Fiscal Council;

✓  Eletronuclear: Abdsandryk Cunha De Souza – Effective Fiscal Council.

m)  SPE Chapada do Piauí I and II – Appointmenets to the Board of Directors. RES 280, deated 05.18.2020.

✓  Paulo de Tarso França – Effective Board of Directors member;

✓  Thadeu Figueiredo Rocha – Alternate Board of Directors member.

n)   SPEs Santa Vitória do Palmar Holding S.A. and Chuí Holding S.A. - Appointments to Board of Directors and Fiscal Council. RES 281, dated 05.18.2020.

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CAAS Rua da Quitanda, 196, Edifício Mário Bhering. CEP:20.091-005, Centro, Rio de Janeiro-RJ Extrato da Ata da 051ª RCGPE, de 27.05.2020.

✓  Ana Lúcia Romualdo – Effective Board of Director member;

✓  Alberto Galvão Moura Jardim – Effective Board of Director member (awaiting release of the Chief of Staff Office).

✓  Thadeu Figueiredo Rocha – Effective Board of Director member;

✓  Marcel  da Costa Siqueira – Effective Fiscal Council member;

✓  Helena Lopes Basil – Alternate Fiscal Council member.

➢  Note: The eligibility opinion on the candidate Alberto Galvão Moura Jardim is subject to the approval of this nomination by the Chief of Staff Office.

o)   SPE Manaus Transmissora de Energia – M.T.E. – Appointment to the Board of Directors. RES 282, dated 05.18.2020.

✓  Alexandre Albuquerque Faustino – Effective Board of Directors member.

p)   SPE Complexo Eólico Campos Neutrais.– Appointment of Alexandre Fillard Tonello to CEO. RES 300, dated 05.25.2020.

The CGPE also accepted a request from the Compliance Officer - DC and unanimously determined the suspension of the candidate's eligibility analysis with incomplete integrity material, pursuant to art. 22, §2º, of Decree no. 8,945/16 with art. 2nd of Ordinance SEDDM/ME nº. 8.656/2020, so that the support material is complemented. There being no further business on the subject, the Committee members concluded that the work on the eligibility of this meeting was closed, determining the drawing up of this certificate, which, after being read and approved, was signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Board of Eletrobras Management, which I drew it.

Rio de Janeiro, June 2, 2020.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.